Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168905

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 8 DATED JUNE 12, 2013

TO THE PROSPECTUS DATED JUNE 1, 2012

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated June 1, 2012, Supplement No. 6 dated April 8, 2013, and Supplement No. 7 dated May 20, 2013. Supplement No. 6 amended and superseded all prior supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our follow-on public offering;

•	procedures related to the termination date of our follow-on public offering; and

•	our board’s exploration of certain strategic alternatives to create stockholder liquidity.

Status of Our Offering

We commenced our initial public offering of shares on March 17, 2008. On September 16, 2011, we terminated our initial public offering, having sold approximately 29 million shares and received aggregate gross offering proceeds of approximately $289 million. We commenced the follow-on offering of shares of our common stock (our “Follow-on Offering”) on September 22, 2011. As of May 31, 2013, we have received aggregate gross offering proceeds of approximately $174 million from the sale of approximately 17.1 million shares in our Follow-on Offering, and aggregate gross offering proceeds from our initial public offering and our Follow-on Offering of approximately $463 million from the sale of approximately 46.1 million shares. As of May 31, 2013, approximately $921 million in shares remained available for sale to the public under our Follow-on Offering, including shares available under our distribution reinvestment plan.

Procedures Related to Termination Date of our Follow-on Offering

We previously disclosed that we expected the primary offering portion of our Follow-on Offering would close on or around September 22, 2013. On September 22, 2013, we will cease offering shares under the Follow-on Offering; however, we will accept subscriptions for a short period of time after September 22, 2013 under certain limited circumstances. Except as described below, after September 22, 2013, we will accept subscription agreements only when accompanied with payment in the form of a check or wire transfer and only when all of the following criteria are met:

•	The investor must sign the subscription agreement on or before September 22, 2013;

•	Our transfer agent, DST Systems, Inc. (“DST”), must receive the subscription agreement and funds no later than Wednesday, September 25, 2013; and

•	Any investment paperwork that is not in good order must be cured and received by DST no later than by Monday, September 30, 2013.

Investments that are received in accordance with the stipulations stated above will be accepted and dated once the subscription agreement is determined to be in good order, the investment has been processed, and the funds are deposited in our account.

The following criteria apply to subscriptions which require funds to be transferred from an IRA custodian, in connection with the purchase of our shares.

•	The investor must sign the subscription agreement on or before September 22, 2013;

•	The subscription agreement and transfer request must be received by DST by Wednesday, September 25, 2013;

•	Any investment paperwork that is not in good order must be cured and received by DST no later than by Monday, October 7, 2013; and

•	DST must receive the proceeds by Monday, October 21, 2013.

Investments that are received in accordance with the stipulations stated above for transfer of asset requests will be accepted and dated once the subscription agreement is determined to be in good order, the investment has been processed, and the funds are received from the relinquishing institution and deposited in our account.

Exploration of Certain Strategic Alternatives

In connection with the pending close-down of our Follow-on Offering described above and in light of current market conditions, our board of directors has been exploring certain strategic alternatives to create stockholder liquidity. Over the past several months, we have interviewed several investment banking firms to assist us in this process. After this extensive interview process, we engaged Citigroup Global Markets Inc. to help us analyze these strategic alternatives. Our management and our board of directors are also exploring the possibility of becoming self-administered. However, there can be no assurance that the exploration of strategic alternatives will result in any particular outcome.